

May 8, 2014

<u>Via E-Mail</u>
Scott W. Koller
President & Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

      Re: Wireless Ronin Technologies, Inc.
               Joint Registration Statement/Proxy Statement on Form S-4
               Filed April 15, 2014
               File No. 333-195278

Dear Mr. Koller:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your disclosure of the merger consideration payable to Broadcast security holders is based on several assumptions, including the estimated number of outstanding Wireless Ronin shares of common stock on a "modified fully diluted basis" and the estimated number of Broadcast shares of common stock on an as converted basis as of the effective time. Please revise as necessary to ensure that you describe the minimum consideration expected to be received by Broadcast security holders on an individual basis (for example on a per-share, per-100-share or similar basis). To the extent the exact amount of stock consideration may vary from the estimate currently set forth in the filing, please revise to disclose in an appropriate place the reasonably possible range of the merger consideration Broadcast security holders will receive on an individual basis, based on recent estimates of the inputs into the formula for determining consideration. Please ensure that your disclosure notes the significant assumptions upon which your estimates are based. You may wish to provide disclosure regarding the range of consideration payable under "What You Will Receive in the Merger" on page 18 and/or

in the discussion of the merger agreement beginning on page 60, with a cross reference on your cover page.

2.   Please clarify what is meant by the term "calculated on a modified fully diluted basis" in your description of how the merger consideration will be calculated.

3.   Please update disclosure throughout your Form S-4 to reflect the changes in how the merger consideration will be calculated and paid pursuant to the amendment to the merger agreement disclosed in your Form 8-K filed on April 17, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Scott W. Koller
Wireless Ronin Technologies, Inc.
May 8, 2014
Page 3

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483, or in her absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Paul D. Chestovich
        Maslon Edelman Borman & Brand, LLP